KRAMER LEVIN NAFTALIS & FRANKEL LLP

George M. Silfen
Partner
Phone 212-715-9522
Fax 212-715-8036
GSilfen@KRAMERLEVIN.com

November 12, 2014

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Corsair Opportunity Fund (the “Fund”)
File Nos.: 333-197119; 811-22978

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), we, the Fund and Foreside Fund Services, LLC, the principal distributor for the Fund, respectfully request acceleration of the effective date of the Fund’s pre-effective amendment filed on behalf of the Fund with the Securities and Exchange Commission (the “SEC”) on November 12, 2014 (“PEA No. 2”), as soon as possible on or before November 14, 2014.

We are aware of our obligations under the 1933 Act and believe that such acceleration would be consistent with the obligation of the SEC to have due regard for the protection of investors and would not be inconsistent with the purposes and policies of the Investment Company Act of 1940, as amended.

In addition to the above, the Fund acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

1177 Avenue of the Americas New York NY 10036-2714 Phone 212.715.9100 Fax 212.715.8000 www.kramerlevin.com also at 47 Avenue Hoche 75008 Paris France

Securities and Exchange Commission
November 12, 2014

•	the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert the action as a defense to any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact George Silfen of Kramer, Levin, Naftalis & Frankel LLP at (212) 715-9522. Thank you for your assistance regarding this matter.

Very truly yours,

CORSAIR OPPORTUNITY FUND		FORESIDE FUND SERVICES, LLC

By:	/s/ Thomas Hess	By:	/s/ Mark Fairbanks
Mark Fairbanks, President
	Title: Chief Financial Officer		Title: Authorized Signatory